Exhibit 12.1

Brighthouse Financial, Inc.

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(In millions, except ratios)
Income (loss) before provision for income tax	$(430)	$(269)	$(615)	$(4,705)	$1,462	$1,528	$1,364
Less: Undistributed income (loss) from equity investees	30	38	46	7	(118)	15	82

Adjusted earnings before fixed charges	(460)	(307)	(661)	(4,712)	1,580	1,513	1,282

Add: Fixed charges
Interest and debt issue costs(1)	70	82	153	175	170	201	266
Interest credited to policyholder account balances	536	559	1,111	1,165	1,259	1,278	1,376

Total fixed charges	606	641	1,264	1,340	1,429	1,479	1,642

Total earnings and fixed charges	$146	$334	$603	$(3,372)	$3,009	$2,992	$2,924

Ratio of earnings to fixed charges(2)	—	—	—	—	2.11	2.02	1.78

(1)

Interest costs related to variable interest entities for the six months ended June 30, 2018 and 2017 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 did not have a significant effect on the ratios for the periods presented.

(2)

Earnings for the six months ended June 30, 2018 and 2017 and the years ended December 31, 2017 and 2016 were inadequate to cover fixed charges at a 1:1 ratio by $460 million, $307 million, $661 million and $4,712 million, respectively.